UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated September 3, 2019: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2019 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2019

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2019 Results

Monaco – September 3, 2019 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2019.

Summary of Second Quarter 2019 Results	Three-Months Period Ended June 30,
(In millions except for per share data)	2018	2019	%
Net revenues	$47.0	$45.5	(3)%
Net income	4.1	1.8	(56)%
Adjusted net income[1]	4.8	1.7	(65)%
EBITDA[2]	22.4	21.2	(5)%
Adjusted EBITDA[3]	23.1	21.0	(9)%
Earnings/(loss) per share basic and diluted[4]	$0.01	$(0.01)
Adjusted earnings/(loss) per share basic and diluted[4]	$0.02	$(0.01)
Average Daily results in U.S. Dollars
Time charter equivalent rate[5]	$13,225	$11,970	(9)%
Daily vessel operating expenses[6]	4,809	4,615	(4)%
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[7]	4,392	4,283	(2)%
Daily general and administrative expenses[8]	1,280	1,366	7%

Summary of Six-Months Ended June 30, 2019 Results	Six-Months Period Ended June 30,
(In millions except for per share data)	2018	2019	%
Net revenues	$90.5	$93.8	4%
Net income	10.1	7.2	(29)%
Adjusted net income	10.5	7.3	(30)%
EBITDA	45.9	45.8	—%
Adjusted EBITDA	46.3	45.9	(1)%
Earnings per share basic and diluted	$0.04	$0.01
Adjusted earnings per share basic and diluted	$0.05	$0.01
Average Daily results in U.S. Dollars
Time charter equivalent rate	$12,605	12,126	(4)%
Daily vessel operating expenses	4,473	4,385	(2)%
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses	4,239	4,217	(1)%
Daily general and administrative expenses	1,232	1,370	11%

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency. See Table 5.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 5.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency. See Table 5.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and revaluation adjustment divided by the weighted average number of shares respectively. See Table 5.

5 Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. See Table 6.

6 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 6.

7 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 6.

8 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 6.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “In the first half of 2019 the charter market was weak with the BDI9 averaging 895. Since then the BDI has risen to an average of 1,904 for the 3rd quarter to date and as a consequence we are now entering into charters at much higher rates. We are on track with our environmental investments and about 25% of our planned scrubber installations were commissioned.”

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

Our contracted employment profile is presented in Table 1. Detailed employment profile is presented in Table 2.

9 Baltic exchange Dry Index

Table 1: Contracted employment profile of fleet ownership days as of August 27, 2019

2019 (remaining)	48%
2019 (full year)	81%
2020	11%
2021	7%

Table 2: Detailed fleet and employment profile as of August 27, 2019

Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate[1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$11,950	July 2019	September 2019
Koulitsa	76,900	2003	Japan	$10,800	May 2019	January 2020
Paraskevi	74,300	2003	Japan	$14,000	September 2019	September 2019
Vassos	76,000	2004	Japan	$8,376	February 2019	October 2019
Katerina	76,000	2004	Japan	$12,500	August 2019	September 2019
Maritsa	76,000	2005	Japan	$10,325	March 2019	January 2020
Efrossini	75,000	2012	Japan	$14,280	August 2019	October 2019
Zoe	75,000	2013	Japan	$9,475	February 2019	October 2019
Kypros Land	77,100	2014	Japan	$17,750	August 2019	September 2019
Kypros Sea	77,100	2014	Japan	$13,850	May 2019	February 2020
Kypros Bravery	78,000	2015	Japan	$14,200	September 2018	September 2019
Kypros Sky	77,100	2015	Japan	$14,000	May 2019	February 2020
Kypros Loyalty	78,000	2015	Japan	$13,850	March 2019	February 2020
Kypros Spirit	78,000	2016	Japan	$17,208	June 2019	August 2019
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$11,350	March 2019	April 2020
Pedhoulas Trader	82,300	2006	Japan	$12,000	May 2019	March 2020
Pedhoulas Leader	82,300	2007	Japan	$9,694	February 2019	October 2019
Pedhoulas Commander	83,700	2008	Japan	$10,850	April 2019	June 2020
Pedhoulas Builder	81,600	2012	China	$12,650	July 2019	September 2019
Pedhoulas Fighter	81,600	2012	China	$15,900	September 2019	September 2019
Pedhoulas Farmer [3]	81,600	2012	China	$15,250	August 2019	August 2019
Pedhoulas Cherry	82,000	2015	China	$16,800	August 2019	August 2019
Pedhoulas Rose [3]	82,000	2017	China	$15,481	July 2019	September 2019
Pedhoulas Cedrus	81,800	2018	Japan	$15,400	August 2019	October 2019
Post-Panamax
Marina	87,000	2006	Japan	$12,793	July 2019	August 2019
Xenia	87,000	2006	Japan	$12,500	June 2018	October 2019
Sophia	87,000	2007	Japan	$13,950	August 2019	October 2019
Eleni	87,000	2008	Japan	$11,250	August 2019	August 2019
Martine	87,000	2009	Japan	$13,191	August 2019	October 2019
Andreas K	92,000	2009	South Korea	Dry-Docking
Panayiota K	92,000	2010	South Korea	$12,500	August 2019	September 2019
Agios Spyridonas	92,000	2010	South Korea	$14,950	August 2019	August 2019
Venus Heritage	95,800	2010	Japan	$14,500	June 2019	August 2019
Venus History	95,800	2011	Japan	$19,000	August 2019	August 2019
Venus Horizon	95,800	2012	Japan	$21,500	September 2019	October 2019
Troodos Sun	85,000	2016	Japan	$19,000	September 2019	September 2019
Troodos Air	85,000	2016	Japan	$12,805	May 2018	September 2019
Capesize
Mount Troodos	181,400	2009	Japan	$18,000	July 2019	January 2020
Kanaris	178,100	2010	China	$26,562[4]	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376[5]	January 2014	January 2024
Total dwt of existing fleet	3,777,000
Orderbook
TBN	85,000	1H 2020	Japan

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of August 27, 2019, the scheduled start date. The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase price.

4.

Charterer agreed to reimburse us for a fixed amount for the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

5.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

Liquidity

As of August 27, 2019, we had liquidity of $97.5 million consisting of $86.8 million in cash and bank time deposits and $10.7 million in restricted cash.

Leverage and repayment profile

As of June 30, 2019, our consolidated leverage10, representing total consolidated liabilities divided by total consolidated assets, was 59% compared to 56% as of December 31, 2018, mainly due to prevailing market conditions affecting vessels’ market values.  Repayment schedule is presented in Table 3.

10 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels (before scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 3: Repayment Schedule as of June 30, 2019, on an annual basis

($ in millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	TOTAL
Repayment schedule	18.2	63.3	87.3	85.9	73.1	196.7	32.9	1.3	14.4	573.1

Order book

As of August 27, 2019, the remaining order book of the Company consisted of one Post-Panamax class vessel with scheduled delivery date in the first half of 2020.

Capital expenditure and financing requirements related to order book

As of August 27, 2019, the aggregate remaining capital expenditure in relation to the order book was $30.4 million, of which $7.0 million is payable within 2019 and $23.4 million is payable within 2020. The Company has the option to finance up to $13.2 million of the remaining capital expenditure related to the order book through the periodic issuance of the Company’s common stock.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies the Company is undertaking environmental investments mainly in scrubbers and ballast water treatment systems the progress of which is presented in Table 4. Our environmental investments as of June 30, 2019, were $20.5 million.

Table 4: Environmental investments schedule

	Completed installations Until August 31, 2019	Scheduled installations September 1, 2019 – December 31, 2019
BWTS	15	8
Scrubbers	5*	14

Scrubbers	Q3 19	Q4 19	Q1 20
Scheduled installations	5	9	1
Expected down time in days**	175	315	35

* MV Martine, MV Venus Horizon, MV Venus History, MV Andreas K, MV Pedhoulas Cherry.

** Down time includes scheduled dry-docking or special surveys for 8 vessels to be performed concurrently with their scrubber installation.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the second quarter of 2019. The Company had 101,271,137 shares of common stock issued and outstanding as of August 27, 2019.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 30, 2019 to July 29, 2019, which was paid on July 30, 2019 to the respective shareholders of record as of July 23, 2019.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Wednesday, September 4, 2019 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until September 10, 2019, by dialing 1 (866) 331-1332 (US Toll Free Dial In),  0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2019 Results

Net income for the second quarter of 2019 amounted to $1.8 million compared to $4.1 million during the same period in 2018, mainly due to the following factors:

Net revenues: Net revenues decreased by 3% to $45.5 million for the second quarter of 2019, compared to $47.0 million for the same period in 2018, mainly as a result of the decrease in charter rates due to the weak charter market in the first and second quarter. The Company operated 41.00 vessels on average during the second quarter of 2019, earning a Time Charter Equivalent (“TCE”) rate11, representing charter revenues net of commissions and voyage expenses divided by the number of available days, of $11,970, compared to 39.19 vessels and a TCE rate of $13,225 during the same period in 2018.

Vessel operating expenses: Although the average number of vessels increased to 41.00 for the second quarter of 2019, compared to 39.19 vessels for the same period in 2018,  the vessel operating expenses remained almost stable at $17.2 million for the second quarter of 2019 compared to $17.1 million for the same period in 2018, mainly due to a reduction by 9% in maintenance, general stores, and spares costs to $5.3 million for the second quarter of 2019, compared to $5.8 million for the same period in 2018. The decrease in maintenance, general stores and spares in the second quarter of 2019 was mainly due to the completion of one less dry-docking performed for a 15-year old vessel during this quarter compared to the same period in 2018 and the maintenance works performed concurrently to the dry docking. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $1.2 and $1.5 million for the second quarter of 2019 and 2018, respectively, vessel operating expenses increased by 3% to $16.0 million for the second quarter of 2019, compared to $15.6 million for the same period in 2018. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 5% to $12.4 million for the second quarter of 2019, compared to $11.8 million for the same period in 2018, as a result of the increase in the average number of vessels in our fleet during the second quarter of 2019.

Interest expense: Interest expense increased to $7.0 million in the second quarter of 2019 compared to $6.5 million for the same period in 2018, as a result of the increased USD LIBOR12 affecting the weighted average interest rate of our loans and credit facilities and as a result of an increase in our weighted average indebtedness.

Voyage expenses: Voyage expenses increased to $2.1 million for the second quarter of 2019 compared to $1.8 million for the same period in 2018, as a result of increased vessel repositioning expenses.

Daily vessel operating expenses13: Daily vessel operating expenses, calculated by dividing the vessel operating expenses by the ownership days of the relevant period, decreased by 4% to $4,615 for the second quarter of 2019 compared to $4,809 for the same period in 2018. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses decreased by 2% to $4,283 for the second quarter of 2019 compared to $4,392 for the same period in 2018.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers15, increased by 7% to $1,366 for the second quarter of 2019, compared to $1,280 for the same period in 2018, mainly due to increased management fees charged by our Managers.

11 See Table 3.

12 London interbank offered rate.

13 See Table 2.

14 See Table 2.

15 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2018	2019	2018	2019
REVENUES:
Revenues	49,037	47,562	94,389	98,044
Commissions	(2,018)	(2,047)	(3,869)	(4,244)
Net revenues	47,019	45,515	90,520	93,800
EXPENSES:
Voyage expenses	(1,802)	(2,110)	(3,307)	(5,083)
Vessel operating expenses	(17,149)	(17,220)	(31,652)	(32,543)
Depreciation	(11,785)	(12,426)	(23,386)	(24,706)
General and administrative expenses	(4,564)	(5,096)	(8,721)	(10,167)
Early redelivery cost	(70)	—	(70)	—
Operating income	11,649	8,663	23,384	21,301
OTHER (EXPENSE) / INCOME:
Interest expense	(6,488)	(6,979)	(12,274)	(14,008)
Other finance cost	(414)	(78)	(546)	(117)
Interest income	218	399	432	821
(Loss)/gain on derivatives	(6)	—	11	—
Foreign currency (loss)/gain	(618)	157	(370)	(82)
Amortization and write-off of deferred finance charges	(227)	(344)	(569)	(678)
Net income	4,114	1,818	10,068	7,237
Less Preferred dividend	2,780	2,873	5,637	5,745
Less Mezzanine equity measurement adjustment	—	304	—	304
Net income/(loss) available to common shareholders	1,334	(1,359)	4,431	1,188
Earnings/(loss) per share basic and diluted	0.01	(0.01)	0.04	0.01
Weighted average number of shares	101,549,872	101,262,808	101,545,325	101,412,749

	Six-Months Period Ended June 30,
	2018	2019
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	43.1	24.0
Net cash used in investing activities	(26.0)	(0.4)
Net cash used in financing activities	(23.3)	(15.7)
Net (decrease)/increase in cash and cash equivalents	(6.2)	7.9

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2018	June 30, 2019
ASSETS
Cash, time deposits, and restricted cash	82,084	79,540
Other current assets	19,178	24,949
Vessels, net	955,291	931,464
Advances for vessels	8,596	19,904
Restricted cash non-current	10,401	10,701
Other non-current assets	649	915
Total assets	1,076,199	1,067,473
LIABILITIES AND EQUITY
Current portion of long-term debt	36,185	45,586
Other current liabilities	18,421	16,720
Long-term debt, net of current portion	538,508	522,869
Other non-current liabilities	253	333
Mezzanine equity	16,998	17,302
Shareholders’ equity	465,834	464,663
Total liabilities and equity	1,076,199	1,067,473

TABLE 5

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2018	2019	2018	2019
Net Income - Adjusted Net Income
Net Income	4,114	1,818	10,068	7,237
Less Loss/(gain) on derivatives	6	—	(11)	—
Plus Foreign currency loss/(gain)	618	(157)	370	82
Plus Early redelivery cost	70	—	70	—
Adjusted Net income	4,808	1,661	10,497	7,319

EBITDA - Adjusted EBITDA
Net income	4,114	1,818	10,068	7,237
Plus Net Interest expense	6,270	6,580	11,842	13,187
Plus Depreciation	11,785	12,426	23,386	24,706
Plus Amortization	227	344	569	678
EBITDA	22,396	21,168	45,865	45,808
Plus Early Redelivery cost	70	—	70	—
Less Loss/(gain) on derivatives	6	—	(11)	—
Plus Foreign currency loss/(gain)	618	(157)	370	82
ADJUSTED EBITDA	23,090	21,011	46,294	45,890
Earnings/(loss) per share
Net income	4,114	1,818	10,068	7, 237
Less Preferred dividend	2,780	2,873	5,637	5,745
Less Mezzanine equity measurement adjustment	—	304	—	304
Net income/(loss) available to common shareholders	1,334	(1,359)	4,431	1,188
Weighted average number of shares	101,549,872	101,262,808	101,545,325	101,412,749
Earnings/(loss) per share	0.01	(0.01)	0.04	0.01
Adjusted Earnings/(loss) per share
Adjusted Net Income	4,808	1,661	10,497	7,319
Less Preferred dividend	2,780	2,873	5,637	5,745
Less Mezzanine equity measurement adjustment	—	304	—	304
Adjusted Net income/(loss) available to common shareholders	2,028	(1,516)	4,860	1,270
Weighted average number of shares	101,549,872	101,262,808	101,545,325	101,412,749
Adjusted Earnings/(loss) per share	0.02	(0.01)	0.05	0.01

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income less preferred and revaluation adjustment dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income generally eliminates the effects of gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 6: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2018	2019	2018	2019
FLEET DATA
Number of vessels at period’s end	40	41	40	41
Average age of fleet (in years)	7.81	8.83	7.81	8.83
Ownership days (1)	3,566	3,731	7,076	7,421
Available days (2)	3,419	3,626	6,919	7,316
Operating days (3)	3,381	3,516	6,805	7,158
Fleet utilization on ownership days (4)	94.8%	94.2%	96.2%	96.5%
Fleet utilization on available days (5)	98.9%	97.0%	98.4%	97.8%
Average number of vessels in the period (6)	39.19	41.00	39.09	41.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (7)	$13,225	$11,970	$12,605	$12,126
Daily vessel operating expenses (8)	$4,809	$4,615	$4,473	$4,385
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (9)	$4,392	$4,283	$4,221	$4,217
Daily general and administrative expenses (10)	$1,280	$1,366	$1,232	$1,370
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$49,037	$47,562	$94,389	$98,044
Less commissions	(2,018)	(2,047)	(3,869)	(4,244)
Less voyage expenses	(1,802)	(2,110)	(3,307)	(5,083)
Time charter equivalent revenue	$45,217	$43,405	$87,213	$88,717
Available days (2)	3,419	3,626	6,919	7,316
Time charter equivalent rate (7)	$13,225	$11,970	$12,605	$12,126

__________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization on ownership days is calculated by dividing the number of operating days by the number of ownership days for the relevant period, representing a shipping industry performance measure. This measure demonstrates the percentage of time in the relevant period our vessels generate revenue.

(5)

Fleet utilization on available days  is calculated by dividing the number of operating days by the number of available days during the same  period representing a shipping industry performance measure used to measure the ability of the Company to find suitable employment for its vessels and minimize the off- hire days for reasons other than  scheduled maintenance, repairs, dry-dockings, vessel upgrades and special or intermediate surveys.

(6)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(7)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(8)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(9)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(10)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com